United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale reports the reduction in level and improvement of conditions at the Sul Superior Dam

Rio de Janeiro, August 26, 2024 – Vale S.A. (“Vale” or “Company”) informs that the Sul Superior dam, located in Barão de Cocais (MG), had its emergency level lowered from 3 to 2 following the execution of geological-geotechnical investigations and safety improvement measures. The work to de-characterize the Sul Superior dam will continue and, as it progresses, the structure's stability will gradually improve until its complete elimination.

“The removal of the critical safety level of the Sul Superior dam is another important step forward in our commitments to achieving zero level 3 tailings dams by 2025 and eliminating all upstream dams in Brazil. We have already completed 47% of the Upstream Dam Decharacterization Program, with disbursements of US$ 1.9 billion1 since 2019. We aim to complete another 2 projects in 2024, reaching a total of 16 decharacterized dams”, said Eduardo Bartolomeo, Vale’s CEO.

The Sul Superior dam

The structure was classified at the highest level (level 3) in 2019. Since then, Vale has been working on the dam’s decharacterization, having removed around 800 thousand cubic meters of tailings from the structure's reservoir, or about 12% of the total tailings contained, which already allows for a better operation of the dam's drainage system.

“The Sul Superior dam’s level reduction is the result of a robust set of actions, which include the execution of new geotechnical investigations, several drainage and management improvements, the expansion of instrumental monitoring and the evolution of studies for greater knowledge of the structure’s stability conditions. In the analysis of the structure and the removal of tailings, Vale used innovative equipment, known as ‘deep dive’, which allows for the exploration of the dam from a distance, without the presence of people on site, ensuring the safety of everyone involved or near the project”, stated Alexandre Pereira, Executive Vice President of Projects at Vale.

To mitigate risks during decharacterization works, since 2020 the Sul Superior dam has had a Downstream Containment Structure (“ECJ” or “back-up dam”), with a positive Stability Condition Declaration (“DCE”) in force. Furthermore, the structure's Self-Rescue Zone will continue without the presence of people, in compliance with applicable legislation and guidelines from the competent authorities. The dam decharacterization works will continue using remotely operated equipment, with completion expected in 2029.

Upstream Dam Decharacterization Program

Since 2019, Vale has consistently advanced in its commitment to eliminate all its upstream dams in Brazil. These structures are inactive and under permanent monitoring, 24 hours a day, by the company's Geotechnical Monitoring Centers. As an additional safety measure during the decharacterization works of the dams under critical safety, 4 back-up dams were built and continue to be maintained by Vale.

The solutions applied in the decharacterization projects are tailored to each structure's unique characteristics. These projects are continuously evaluated and monitored by external and independent auditing companies, as well as by the competent authorities. For more information on Vale's dam safety and management, please visit www.vale.com/dams.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

1 R$ 9.3 billion as of June 30, 2024.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: August 26, 2024		Director of Investor Relations